Exhibit 5.E

EXPENSES

Expenses payable, other than underwriting commissions, by JICA in connection with the issuance and sale of the Securities are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY 107.27 = U.S.$1.00, the spot buying rate quoted on the Tokyo Foreign Exchange on July 14, 2020, as reported by the Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$8,243
Fiscal Agent’s fee, including printing and engraving the Securities	195,000
Printing expenses	18,700
Legal fees and expenses	100,000
Miscellaneous, including reimbursement in lieu of underwriters’ expenses	233,516

Total	$555,460